As filed on September 12, 2003                               File No. 333-106144
================================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM SB-1/A
                                 AMENDMENT NO. 1


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              BRAVO RESOURCES LTD.
                 (Name of small business issuer in its charter)

               NEVADA                              1040                      98-0392022
  (State or other jurisdiction of      (Primary Standard Industrial         (IRS Employer
   incorporation or organization)      Classification Code Number)        Identification No.)

            #705 - 901 JERVIS STREET, VANCOUVER, B.C. V6E 2B6 CANADA
                                 (604) 683-7599
          (Address and telephone number of principal executive offices)

            #705 - 901 JERVIS STREET, VANCOUVER, B.C. V6E 2B6 CANADA
(Address of principal place of business or intended principal place of business)

     DANIEL SAVINO, #705 - 901 JERVIS STREET, VANCOUVER, B.C. V6E 2B6 CANADA
                                 (604) 683-7599
            (Name, address and telephone number of agent for service)

                         Copies of all communication to:
                             FAY M. MATSUKAGE, ESQ.
                   DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.
                          455 SHERMAN STREET, SUITE 300
                             DENVER, COLORADO 80203
                       (303) 777-3737, FAX (303) 777-3823

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933 check the following box.                                           |X| ____

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                           |_| ____

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                  |_| ____

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                  |_| ____

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                         |_| ____

                         CALCULATION OF REGISTRATION FEE

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  TITLE OF EACH CLASS OF SECURITIES TO BE      DOLLAR AMOUNT TO BE        PROPOSED MAXIMUM            AMOUNT OF
                 REGISTERED                         REGISTERED         OFFERING PRICE PER UNIT    REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common stock                                         $18,150                   $0.0033                  $1.47
------------------------------------------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


  Disclosure alternative used (check one): Alternative 1    Alternative 2   X
                                                        ---               ----

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2003




                                   PROSPECTUS


                              BRAVO RESOURCES LTD.

                        5,500,000 SHARES OF COMMON STOCK


         The selling shareholder named in this prospectus is offering 5,500,000 shares of common stock of Bravo Resources Ltd. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholder directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholder has set an offering price for these securities of $0.0033 per share and an offering period of _____ months from the date of this prospectus. See "Security Ownership of Selling Shareholder and Management" on page 13 for more information about the selling shareholder.

         Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering.

                               ------------------

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

-------------------------------------------------------------------------------------------------------------------
SHARES OFFERED BY SELLING                                          SELLING AGENT              PROCEEDS TO SELLING
SHAREHOLDER                           PRICE TO PUBLIC               COMMISSIONS                   SHAREHOLDER
-------------------------------------------------------------------------------------------------------------------
Per Share                                 $0.0033                  Not applicable                   $0.0033
-------------------------------------------------------------------------------------------------------------------
Total Offering                            $18,150                  Not applicable                   $18,150
-------------------------------------------------------------------------------------------------------------------

         Proceeds to the selling shareholder do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Bravo Resources will pay these expenses.



                This Prospectus is dated _________________, 2003.

                                TABLE OF CONTENTS

                                                                            PAGE

PROSPECTUS SUMMARY............................................................3
RISK FACTORS..................................................................4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................7
DILUTION......................................................................7
DIVIDEND POLICY...............................................................7
USE OF PROCEEDS...............................................................7

GLOSSARY OF MINING TERMS......................................................8

BUSINESS AND PROPERTIES.......................................................9
PLAN OF OPERATIONS...........................................................14
DIRECTORS AND EXECUTIVE OFFICERS.............................................16
EXECUTIVE COMPENSATION.......................................................17
SECURITY OWNERSHIP OF SELLING SHAREHOLDER AND MANAGEMENT.....................17
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS....................17
DESCRIPTION OF CAPITAL STOCK.................................................18
PLAN OF DISTRIBUTION.........................................................18
TRANSFER AGENT AND REGISTRAR.................................................20
SEC POSITION ON INDEMNIFICATION..............................................20
LEGAL MATTERS................................................................20
EXPERTS......................................................................20
AVAILABLE INFORMATION........................................................21
REPORTS TO STOCKHOLDERS......................................................21
INDEX TO FINANCIAL STATEMENTS...............................................F-1

INDEX TO FINANCIAL STATEMENTS (UNAUDITED)..................................FF-1

                               PROSPECTUS SUMMARY

BRAVO RESOURCES LTD.

         Bravo Resources Ltd. was organized under the laws of the State of Nevada on November 19, 2002, to explore mining claims and property in the Province of Quebec, Canada. As of the date of this prospectus, we have conducted only limited operations. Under the terms of an agreement entered into in December 2002, we have the right to acquire 40 mining claims located in the Otish Mountains in the Province of Quebec. We refer to these mineral claims as the Spark Mineral Claim Group. Once purchased, we will own an 80% net revenue interest in the Spark Mineral Claim Group.

         Our plan of operation is to conduct mineral exploration activities on the Spark Mineral Claim Group in order to assess whether these claims have any potential for diamonds. Our plan of operation is to conduct the first two phases of a staged exploration program on the Spark Mineral Claim Group. Our proposed exploration program is designed to explore for diamond potential on these mineral claims. We are an exploration stage company and we cannot assure you that a commercially viable mineral deposit exists on our mineral claims.


         Since we are in the exploration stage, we have not yet realized any revenues from our planned operations. As of June 30, 2003, we had $14,666 in cash on hand, total tangible assets of $14,666, and liabilities of $9,970. Accordingly, our working capital position as of June 30, 2003 was $4,696. Since our inception through June 30, 2003, we have incurred a net loss of $18,325. We attribute our net loss to having no revenues to offset our operating expenses. We have sufficient funds to take us only through the first phase of our exploration program. Our working capital is not sufficient to enable us to complete any other phases of our exploration program. Accordingly, we will require additional financing in order to complete the full exploration program described more fully in the section entitled, "Business and Properties."


         We are not a "blank check company," as we do not intend to participate in a reverse acquisition or merger transaction. A "blank check company" is defined by securities laws as a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

         Our offices are located at Suite 705, 901 Jervis Street, Vancouver, British Columbia V6E 2B6 Canada, and our telephone number is (604) 683-7599.

THE OFFERING

Securities offered................................... 5,500,000 shares of common stock

Selling shareholder.................................. Ben Kirk

Offering price....................................... $0.0033 per share

Shares outstanding prior to the offering............. 6,362,744 shares of common stock

Shares to be outstanding after the offering.......... 6,362,744 shares of common stock

Use of proceeds...................................... We will not receive any proceeds from the sale of the common stock by the selling shareholder.

                                  RISK FACTORS

         Investing in our securities involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.

RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

         IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.


         Our current operating funds are not sufficient to complete more than the first phase of exploration of our mineral claims. Therefore, we will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.


         IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

         The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.


         OUR OPERATIONS AND ULTIMATE FINANCIAL SUCCESS COULD SUFFER DUE TO MANAGEMENT'S LACK OF TECHNICAL TRAINING OR EXPERTISE IN MINING.



         Our sole officer and director, Daniel Savino, does not have any training and/or experience in metals exploration or mining. Accordingly, Mr. Savino may not be fully aware of many of the specific requirements related to working within this industry. He will have to depend upon the advice of consultants. His decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, company performance, and ultimate financial success could suffer irreparable harm due to his lack of experience in this industry.


         IF WE DO NOT CONDUCT MINERAL EXPLORATION ON OUR MINERAL CLAIMS AND KEEP THE CLAIMS IN GOOD STANDING, THEN OUR RIGHT TO THE MINERAL CLAIMS WILL LAPSE.

         We must complete mineral exploration work on our mineral claims and keep the claims in good standing. If we do not fulfill our work commitment requirements on our claims or keep the claims in good standing, then our right to the claims will lapse and we will lose all interest that we have in these mineral claims. The expiry date of our mineral claims is currently March 21, 2004.

         OUR COMPANY WAS RECENTLY FORMED AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.


         We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless. From inception to June 30, 2003, we incurred a net loss of $18,325. At June 30, 2003, we had working capital of $4,696.


         We were organized under the laws of the State of Nevada on November 19, 2002, and have had no operations other than to sell 6,362,744 shares to our two shareholders and to acquire 40 mineral claims in the Province of Quebec. As of the date of this prospectus, two shareholders hold our common stock. We face all of the risks inherent in a new business. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

         BECAUSE WE ANTICIPATE OUR OPERATING EXPENSES WILL INCREASE PRIOR TO OUR OBTAINING REVENUES, WE EXPECT SIGNIFICANT LOSSES PRIOR TO ANY PROFITABILITY.

         Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from the exploration of our mineral claims and the production of minerals thereon, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we may not be able to generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.


         OUR MINERAL CLAIMS HAVE NEVER BEEN EXPLORED. BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING PROPERTIES, THERE IS SUBSTANTIAL RISK THAT NO COMMERCIALLY EXPLOITABLE MINERALS WILL BE FOUND AND OUR BUSINESS WILL FAIL.


         The search for valuable minerals as a business is extremely risky. Our mineral claims may not contain any potential for diamonds. Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures to be made by us in the exploration of our mineral claims may not result in the discovery of commercial quantities of diamonds. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. In such a case, we would be unable to complete our business plan.


         MINERAL EXPLORATION IS HIGHLY SPECULATIVE, INVOLVES SUBSTANTIAL EXPENDITURES, AND IS FREQUENTLY NON-PRODUCTIVE.

         Mineral exploration involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored end up having reserves. To the extent the we continue to be involved in mineral exploration, the long-term success of our operations will be related to the cost and success of our exploration programs. We cannot assure you that our exploration efforts will be successful. The risks associated with mineral exploration include:

    o the identification of potential mineralization based on superficial analysis; and
    o    the capital available for exploration and development.

         Substantial expenditures are required to determine if a prospect has economically mineable mineralization and it may take several years to establish proven and probably reserves. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds and time spent on exploration will probably be lost.


         BECAUSE OF THE INHERENT DANGERS INVOLVED IN MINERAL EXPLORATION, THERE IS A RISK THAT WE MAY INCUR LIABILITY OR DAMAGES AS WE CONDUCT OUR BUSINESS.

         The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins, and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

         EVEN IF WE DISCOVER COMMERCIAL RESERVES OF DIAMONDS ON OUR MINERAL CLAIMS, WE MAY NOT BE ABLE TO SUCCESSFULLY OBTAIN COMMERCIAL PRODUCTION.


         If our exploration programs are successful in establishing reserves of commercial quantities, we will require significant additional funds in order to place the mineral claims into commercial production. At this time, we cannot assure you that we will be able to do so.


         BECAUSE OF OUR LIMITED RESOURCES AND THE SPECULATIVE NATURE OF OUR BUSINESS, THERE IS A SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         The report of Wheeler Wasoff, P.C., our independent auditors, on our audited financial statements for the period ended March 31, 2003, indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our continued operations are dependent on our ability to obtain financing and upon our ability to achieve future profitable operations from the development of our mineral properties. If we are not able to continue as a going concern, it is likely investors will lose their investment.


         THE LOCATION OF OUR MINERAL CLAIMS WILL MAKE EXPLORATION ACTIVITIES MORE TIME-CONSUMING AND COSTLY.

         Our mineral claims are located in a fairly remote area, with the closest all-weather road being situated approximately 93 miles southwest of the property. Supplies and personnel for the property would have to be flown in by float plane or helicopter from the head of the all-weather road or from a town 171 miles away. The nearest lake suitable for floatplanes is located approximately 6 miles west of the property. In addition, the property has snow cover from October to mid-April. This means that we will have only a limited number of months during the year to conduct our exploration activities and that the limited access to the property will increase both our costs of exploration and the time within which to conduct our exploration program.


RISKS RELATED TO OUR MARKET AND STRATEGY

         BECAUSE OUR SOLE EXECUTIVE OFFICER HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

         Mr. Savino, our sole executive officer and director, presently spends approximately 50% of his business time on business management services for our company. It is possible that the demands on Mr. Savino from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Savino may not possess sufficient time for our business if the demands of managing our business increased substantially beyond current levels.

RISKS RELATED TO THIS OFFERING

         THERE IS A LACK OF A PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

         There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

         REGULATIONS RELATING TO "PENNY STOCKS" MAY LIMIT THE ABILITY OF OUR SHAREHOLDERS TO SELL THEIR SHARES AND, AS A RESULT, OUR SHAREHOLDERS MAY HAVE TO HOLD THEIR SHARES INDEFINITELY.

         If a market develops for our common stock, our common stock would, most likely, be subject to rules promulgated by the SEC relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the security. These rules may discourage or restrict the ability of brokers to sell our common stock and may affect the secondary market for the common stock.

         SINCE NEITHER THE SOLE OFFICER NOR THE PRINCIPAL AND SELLING SHAREHOLDER IS A UNITED STATES RESIDENT, IT MAY BE DIFFICULT TO ENFORCE ANY LIABILITIES AGAINST THEM.

         Both Daniel Savino, our sole officer and director, and Ben Kirk, our principal and selling shareholder, reside in British Columbia, Canada. Accordingly, if events should occur that give rise to any liability on the part of either person, shareholders would likely have difficulty in enforcing such liabilities. If a shareholder desired to sue either person, shareholders would have to serve that person with a summons and complaint. Even if personal service is accomplished and a judgment is entered against that person, the shareholder would then have to locate assets of that person, and register the judgment in the foreign jurisdiction where assets are located.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipate", "expect", "intend", "plan", "believe", "seek" and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus.


                                    DILUTION

         The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board of directors deems relevant.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholder.

                            GLOSSARY OF MINING TERMS

         The following is a description of the meanings of some of the mining industry terms used in this prospectus.

         ARCHEAN. Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life. Of or relating to the oldest known rocks, those of the Precambrian Eon, that are predominantly igneous in composition.

         CONGLOMERATE. A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter (granules, pebbles, cobbles, boulders) set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel. The rock or mineral fragments may be of varied composition and range widely in size, and are usually rounded and smoothed from transportation by water or from wave action.

         CRATONS. Parts of the Earth's crust that have attained stability, and have been little deformed for a prolonged period.

         DIAMONDIFEROUS OR DIAMANTIFEROUS. Containing diamonds.

         DOLOMITE BEDS. Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

         DYKE OR DIKE. A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

         FAULT. A break in the continuity of a body of rock. It is accompanied by a movement on one side of the break or the other so that what were once parts of one continuous rock stratum or vein are now separated. The amount of displacement of the parts may range from a few inches to thousands of feet.

         FELDSPATHIC. Said of a rock or other mineral aggregate containing feldspar.

         FOLIATION. A general term for a planar arrangement of textural or structural features in any type of rock; esp., the planar structure that results from flattening of the constituent grains of a metamorphic rock.

         GABBRO. A group of dark-colored, basic intrusive igneous rocks composed principally of basic plagioclase (commonly labradorite or bytownite) and clinopyroxene (augite), with or without olivine and orthopyroxene; also, any member of that group. It is the approximate intrusive equivalent of basalt. Apatite and magnetite or ilmenite are common accessory minerals.

         GNEISS. A foliated rock formed by regional metamorphism, in which bands or lens-shaped strata or bodies of rock of granular minerals alternate with bands or lens-shaped strata or bodies or rock in which minerals having flaky or elongate prismatic habits predominate.

         GRANITIC. Pertaining to or composed of granite.

         INTRUSIONS. Masses of igneous rock that, while molten, were forced into or between other rocks.

         KIMBERLITE. A blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds.

         LAMPROITE. Dark-colored igneous rocks rich in potassium and magnesium.

         LITHOSPHERE. The solid outer portion of the Earth.

         MANTLE. The zone of the Earth below the crust and above the core.

         METAVOLCANIC. Said of partly metamorphosed volcanic rock.

         MIGMATITE. A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megascopically.

         PIPES. Vertical conduits.

         PLAGIOCLASE. Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles.

         PROTEROZOIC. Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

         SEDIMENTARY. Formed by the deposition of sediment.

         SILL. A concordant sheet of igneous rock lying nearly horizontal. A sill may become a dike or vice versa.

         TILL. Generally unconsolidated matter, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape.

         UNCONFORMABLY. Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.


                             BUSINESS AND PROPERTIES

GENERAL

         We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We have the right to acquire 40 mineral claims that we refer to as the Spark Mineral Claim Group, as described below. Further exploration of our mineral claims is required before a final evaluation as to the economic and legal feasibility of any mineral reserves that we may discover on our mineral claims can be completed. We cannot assure you that a commercially viable mineral deposit exists on our mineral claims or that the purchase of the Spark Mineral Claim Group will be completed. Our plan of operations is to carry out exploration work on our mineral claims in order to ascertain whether our claims possess diamond potential. We cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

PROPERTY ACQUISITION


         In December 2002, we entered into an agreement to acquire an 80% net revenue interest in the Spark Mineral Claim Group, located in the Otish Mountains in the Province of Quebec, from Kenneth Cabianca, a non-affiliate of our company, for $2,000. Net revenue interest refers to the percentage of revenues we will receive after the payment of all direct mining costs. The Spark Mineral Claim Group consists of a contiguous block of 40 mineral claims covering approximately 5,258 acres, acquired by map staking in late January 2002. The title numbers to the claims are consecutively numbered CDC 1078689 through CDC 1078728 inclusive. All of the claims were registered on March 21, 2002 and expire March 21, 2004.

         The agreement required a cash payment of $2,000 at signing and work commitments and expenditures as follows:


            o       work commitment to spend $2,550 in phase 1;
            o       work commitment to spend $9,700 in phase 2;
            o       work commitment to spend $35,500 in phase 3;
            o       work commitment to spend $50,000 in phase 4; and
            o maintenance of property in good standing by spending a total of $30,000 and paying a fee of $1,100 before March 21, 2004.


         We will obtain title to the claims upon the completion of the work commitments and satisfying certain requirements imposed by the MINING ACT of Canada, specifically the obligation to invest a minimum amount in exploration work, as determined by regulation. For these particular claims, we must have performed work on the claims in the minimum amount of $30,000 and renewed the claims for a fee of approximately $1,100 by March 21, 2004. Amounts spent toward the work commitments outlined above can be used to satisfy the MINING ACT requirement. Mr. Cabianca will retain a 20% carried interest. This means that Mr. Cabianca will not have to make a proportionate contribution to the mining costs or expenses, but will receive 20% of the revenues after payment of the direct mining costs.



         Daniel Savino, our sole officer and director, selected the Spark Mineral Claim Group for acquisition based upon the report of Andre M. Pauwels, dated October 18, 2002. The qualifications of Mr. Pauwels are described below in the section entitled "Employees." The report discussed the geology of the claims, recent exploration activities near the claims, and the diamond potential of the Otish Mountains and the Spark Claims. Mr. Savino decided to acquire the property because of its proximity to recent discoveries. Mr. Savino did not visit the property, but relied upon the report.


SPARKS MINERAL CLAIM GROUP

         LOCATION AND ACCESS. The Spark Mineral Claim Group is located in the Otish Mountains of Central Quebec province, approximately 171 miles northeast of the town of Chibougamau. Chibougamau has road and rail connections with southern Quebec and an airport served by regional airlines. The closest all-weather road is situated approximately 93 miles southwest of the property at Lac Albanel. Supplies and personnel for the property would have to be flown in by float plane or helicopter from the head of the all-weather road or from Chibougamau. The nearest lake suitable for floatplanes is Hippocampe Lake, located approximately
6.2 miles west of the property.

         The property has snow cover from October to mid-April and the vegetation consists of widely spaced black spruce trees with a light undergrowth of deciduous bushes. The claim area has an average elevation of 800 meters and has a subdued topography. Approximately 40% of the landscape is dotted with small lakes and ponds.

         MINERAL CLAIMS. The prospect consists of a contiguous block of 40 mineral claims or cells acquired by map staking in late January 2002, covering approximately 1.25 miles by 5.6 miles and measuring 5,258 acres. The claims are situated between latitudes 51(degree)56'30'N and 51(degree)51'30'N and 72(degree)11'W and 72(degree)9'W in NTS map sheet 32P-16.

         These map designated claims have been issued by the government of Quebec and give the holder an exclusive right to search for mineral substances, except sand, gravel, clay and other loose deposits, on the land subjected to the claim. The claim also guarantees the holder's right to obtain an extraction right upon the discovery of a mineral deposit, which cannot be disputed by a third party. The term of a claim is two years from the day the claim is registered and it can be renewed indefinitely for additional two-year terms providing the holder meets all the conditions set out in the MINING ACT of Quebec, including the obligation to invest a minimum amount in exploration work, as determined by regulation. The Act includes provisions to allow any amount disbursed to perform work in excess of the prescribed requirements to be applied to subsequent terms of the claim. Accordingly, by March 21, 2004, we must renew the claims for a fee of approximately $1,100 and have performed work on the claims in the minimum amount of approximately $30,000.

             [SMALL-SCALE MAP OF SPARK PROPERTY - OTISH MOUNTAINS,
                     QUEBEC SHOWING ACCESS TO THE PROPERTY]

         PREVIOUS OPERATIONS AND HISTORY. The Spark Mineral Claim Group has never been explored. The general area of the Otish Mountains was explored for uranium mainly from 1974 to 1985. The exploration consisted of the sampling of till and airborne VLF (Very Low Frequency) radiometric and magnetic surveys. A radiometric survey uses portable Geiger-Muller apparatus for field detection of emission count in search for radioactive minerals, such as uranium. A magnetic survey uses a magnetometer, which is a sensitive instrument for detecting and measuring changes in the Earth's magnetic field, used in prospecting to detect magnetic anomalies and magnetic gradients in rock formations. In addition, several mapping efforts were done by the Quebec government.



         In 1978, during a drilling campaign targeting alkaline intrusions for uranium, Uranerz Exploration and Mining Limited found the kimberlite at Lac Beaver. Kimberlite is a blue/gray igneous rock that contains olivine, serpentine, calcite and silica and is the principal original environment of diamonds, but only a small percentage of the known kimberlite occurrences contain diamonds (i.e., are diamondiferous). The recognition of this kimberlite at Lac Beaver and the detection of diamonds within it by Ditem Explorations Inc. in 1997 started diamond exploration in the Otish Mountains.



         GEOLOGY OF THE MINERAL CLAIMS. The report of Andre M. Pauwels, dated October 18, 2002, describes the geology of the claims as follows:



                  "The area of the claims is underlain by Proterozoic sedimentary rocks of the Otish Mountain Basin. This basin unconformably overlies and is surrounded by rocks belonging to the Archean Superior Province. A short distance to the southeast of the claims is the Greenville front, separating the Superior Province from the Greenville Province of the Canadian Archean Shield.

                  The Archean basement, surrounding the Otish Mountain Basin, is made up of granitic and quartz-feldspathic gneisses and migmatite and includes several narrow greenstone belts composed mainly of metavolcanic rocks. The Otish Mountain Basin itself has a northeasterly elongated ovoid shape measuring 100 km by 20 km. The Otish sediments are subdivided (E. Chown & Caty, 1973) into the Indicator Formation and the overlying Peribonca Formation. The Indicator Formation is composed of conglomerates and sandstones and is estimated to be up to 2500 feet thick in the south-western end of the basin where the Spark property is located. The Peribonca Formation is mainly composed of red sandstones, with minor dolomite beds and minor conglomerates and occurs northeast of the claims in the central and eastern part of the Otish Mountain Basin. These sediments are folded gently and are cut by numerous faults trending 010 deg and 060 degrees. The sediments are also intruded by sills and dykes composed of gabbro. Several NE and NNE trending zones of faulting with associated gabbro and alkaline intrusions have been mapped. Because these gabbros and alkaline intrusions are mantle derived, from deep sources just like kimberlites, these zones and structures are considered favourable for the occurrence of the equally mantle derived and alkaline, kimberlite intrusions. A study of the diamond potential in Quebec by geologists of the Ministry of natural resources of Quebec (Moorehead 1999) highlights that the area of the Otish Mountains contains deep rooted Archean crust which is a fundamental condition for the presence of diamantiferous kimberlite."



         Geologic processes create two basic types of diamond deposits, referred to as primary and secondary sources. Primary sources are the kimberlite and lamproite pipes that raise diamonds from the Earth's mantle, where they originate.



         In general, diamondiferous kimberlite pipes are found in the thickest parts of old Archean cratons and the pipes arise along deep-seated structures. A lithosphere of at least 124 miles thick is required to ensure fertile conditions for the formation and preservation of diamonds. The Otish Mountains are an area of thick Archean crust and are believed to be favorable for diamondiferous kimberlites. Kimberlite pipes occur along deep-seated structures that tap the diamondiferous layers in deep crustal strata. The Matoush Lake Fault is such a zone. It is oriented north-south and occurs immediately to the north of the Spark Mineral Claim Group. Its extension to the south onto the Spark Mineral Claim Group is not documented.

PROPOSED PROGRAM OF EXPLORATION


         Since the Spark Mineral Claims Group has never been explored, the property is without known reserves. Accordingly, the proposed program is exploratory in nature.



         We engaged a geologist, Andre Pauwels, to conduct the first step in exploring the Spark Mineral Claims Group: an in-depth compilation of all existing exploration and geoscience data, consisting of geology maps, aeromagnetic surveys done by the Quebec government, and assessment reports done mainly on drilling by Uranerz Exploration and Mining. This data would then be analyzed for indications of kimberlite intrusions.


         These intrusions are generally small, a few hundred meters in diameter, and highly susceptible to weathering. Accordingly, these intrusions are rarely found in outcrop and instead are hidden under small lakes and overburden. In the Spark Mineral Claims Group area, overburden and lakes cover most of the terrain, so indirect techniques must be used to locate these intrusions.


         After starting his work, Mr. Pauwels reported that there was little additional geoscientific data to be examined and little to be gleaned that would be of direct use to us. Accordingly, Mr. Pauwels recommended that we conduct a prospecting program over the areas of the claims near small lakes. Since kimberlites are recessive, they are often the cause of small lakes. If kimberlites are to be found on the property, there is an enhanced probability that they would be in an area where there is a maximum occurrence of small lakes. Prospecting will look for fragments of kimberlite and, if found in sufficient quantities, can be lab tested for diamond indicator minerals and for the presence of diamonds. Mr. Pauwels believes that prospecting would be a worthwhile and cost effective program before doing an airborne magnetic survey this fall or winter.



         An airborne magnetic or aeromagnetic survey flown at low ground clearance, typically 100 meters above the surface and along closely spaced flight lines, tends to be effective indirect technique used to locate kimberlite intrusions. Typically, kimberlite intrusions will be detected as small, semicircular magnetic highs or lows. This would be Phase 2 of the exploration program.



         If suitable magnetic targets are found, the next step, Phase 3, would consist of prospecting and geochemical sampling of the magnetic targets. Geochemical sampling looks for grains of diamond indicator minerals and is a more thorough technique than prospecting for detecting the presence of kimberlites with diamond potential.


         Positive results from Phase 3 prospecting and geochemical sampling would be followed by detailed magnetic ground surveys and shallow drilling of the magnetic targets (Phase 4).

         RECOMMENDATIONS - PHASE 1 AND PHASE 2 PROGRAMS


         PHASE 1. The Phase 1 program will be limited to prospecting near the small lakes on the property at an estimated cost of approximately $5,310. If kimberlite samples are located, then additional costs would be incurred for analysis of the samples.



         ESTIMATED COST PHASE 1 PROGRAM
         ITEM                                                     ESTIMATED COST

         Geologist or prospector (7 days @ $228/day)*...............$  1,600
         Food lodging/camp cost (8 days @ $70/day)..................     560
         Travel costs...............................................     700
         Helicopter cost............................................   2,100
         Short report...............................................     350
                                                                    --------
              TOTAL PHASE 1 COST....................................$  5,310
                                                                    ========
         ------------------
          *A geologist other than Mr. Pauwels would be doing this work.

         PHASE 2 PROGRAM. The Phase 2 program is estimated to cost approximately $9,700 and will involve conducting airborne magnetic prospecting surveys over the whole property on 100-meter spaced lines and with a terrain clearance of no more than 100 meters. This is believed to be the most complete and rapid technique to outline areas underlain by kimberlite pipes. The time required to conduct the survey is less an a week, and the optimal climatic period for this type of survey is from April to September. An experienced geologist familiar with magnetic interpretation for diamond exploration would review the data from the survey.

         ESTIMATED COST PHASE 2 PROGRAM
         ITEM                                                     ESTIMATED COST

         Aeromagnetic survey contract (210 km @ $15.90/km)..........$  3,340
         Mobilization (if shared, otherwise $9,540).................   3,180
         Interpretation and report..................................   3,180
                                                                    --------
              TOTAL PHASE 2 COST....................................$  9,700
                                                                    ========

COMPLIANCE WITH GOVERNMENT REGULATION

         We will be required to conduct all mineral exploration activities in accordance with the ministry of natural resources of the Quebec government. We will not be required to obtain a permit in order to conduct Phases 1 and 2 of our proposed exploration program.



EMPLOYEES

         We have no employees other than our sole officer and director, Daniel Savino, who as of the date of this prospectus is serving without compensation. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.


         We plan to retain the services of Andre Pauwels to conduct Phase 1 of the exploration program. Mr. Pauwels charges a daily fee of Cdn$500 (approximately US$350) per day or Cdn$62.50 (approximately US$43.50) per hour for time spent on organizing, research, and field time. Through June 30, 2003, we have not paid Mr. Pauwels any fees. To engage the services of Mr. Pauwels, we approve a work proposal, which includes an estimate of all costs, plus administrative fees and a five percent contingency. We must pay all expenses and costs contained in that work proposal, and one-half of Mr. Pauwels' fees, in advance before the start of the work. We pay any advances to contractors directly. The remaining half of Mr. Pauwels' fees are due upon delivery of his report.



         Mr. Pauwels is a consulting geologist and professional geoscientist with approximately 30 years of experience in mineral exploration. He received a bachelor of science degree in geology from Rijksuniversiteit in Ghent, Belgium in 1970 and has been a member of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. Mr. Pauwels has worked on exploration projects in Ontario, British Columbia, and the Northwest Territories of Canada, as well as in South America, the Middle East, Northern Africa, and Southeast Asia.


                               PLAN OF OPERATIONS


         Our business plan is to proceed with the exploration of the Spark Mineral Claim Group to determine whether there is any potential for diamonds located on the property comprising the mineral claims. We have decided to proceed with the first two phases of a staged exploration program recommended by the geological report. We anticipate that these phases of the recommended geological exploration program will cost approximately $15,010. We had $14,666 in cash reserves as of June 30, 2003. Accordingly, we are able to proceed with the first two phases of the exploration program only with the financing commitment from Ben Kirk, our principal shareholder. Mr. Kirk has given us a written commitment to loan us up to $25,000 to cover expenses for the next twelve months. Mr. Kirk's commitment may not be enforceable, as we have not given any consideration to him to make it a binding agreement. However, we believe it likely that Mr. Kirk will fulfill this commitment, as he and Mr. Savino are currently our only shareholders and would benefit the most from the continued existence of the company. Should Mr. Kirk not provide us with the funds necessary to cover our operating expenses, the company in all likelihood would cease to exist.



         We are making preparations to commence Phase 1 of the exploration program.


         We will assess whether to proceed to the Phase 3 of the recommended geological exploration program upon completion of an assessment of the results of Phase 2 of the geological exploration program. In completing this determination, we will review the conclusions and recommendations that we receive from our geologist based on his geological review of the results of Phase 2. We will also make an assessment as to whether the results of Phase 2 are sufficiently positive to enable us to achieve the financing necessary for us to proceed with Phase 3 of the exploration program.

         This assessment will include an assessment of our cash reserves after the completion of Phase 2 and the market for financing of mineral exploration projects at the time of our assessment.

         We anticipate that we will incur the following expenses over the next twelve months:


   o $5,310 in connection with the completion of Phase 1 of our recommended geological work program;

   o $9,700 in connection with the completion of Phase 2 of our recommended geological
   o $10,000 for operating expenses, including professional legal and accounting expenses associated with our becoming a reporting issuer under the Securities Exchange Act of 1934.


         We anticipate spending approximately $15,010 over the next twelve months in pursuing our stated plan of operations. Of the anticipated expenses, we anticipate that expenses of approximately $10,000 will be incurred over the next six months. Based on our working capital position of $4,696 as of June 30, 2003, we believe we will need to either sell more of our shares or borrow funds.



         We anticipate that we will require additional funding in the event that we decide to proceed with Phase 3 of the exploration program. The anticipated cost of Phase 3 of the exploration program is $35,500. This amount is in excess of our projected cash reserves remaining upon completion of Phase 2 of the exploration program. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund Phase 3 of the exploration program. We believe that debt financing will not be an alternative for our exploration program, as we would not have assets to secure any loans or any cashflow. We do not have any arrangements in place for any future equity financing.


         If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition would involve the acquisition of an option to earn an interest in a mineral claim as we anticipate that we would not have sufficient cash to purchase a mineral claim of sufficient merit to warrant exploration. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means:

   o     engaging in an offering of our stock;
   o     engaging in borrowing; or
   o     locating a joint venture partner or partners.

RESULTS OF OPERATIONS

         We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.


         We incurred operating expenses in the amount of $8,175 for the three months ended June 30, 2003 and $10,150 for the period ended March 31, 2003, most of which were incurred with our incorporation and the costs of this registration statement. Accordingly, our losses for the three months ended June 30, 2003 and for the period ended March 31, 2003 were $8,175 and $10,150, respectively, making the cumulative loss from inception to June 30, 2003 $18,325.


LIQUIDITY AND CAPITAL RESOURCES


         We had cash of $14,666 as of June 30, 2003 and $16,318 as of March 31, 2003 and had working capital of $4,696 as of June 30, 2003 and $11,542 as of March 31, 2003.


         We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

         We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.


                        DIRECTORS AND EXECUTIVE OFFICERS

         Information about our sole director and executive officer follows:

NAME                 AGE       POSITION AND TERM OF OFFICE

Daniel Savino        31        President, Secretary, Treasurer and sole director

         Our Bylaws provide for a board of directors ranging from 1 to 12 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

         Set forth below is a brief description of the recent employment and business experience of our sole director and executive officer:

         DANIEL SAVINO has been our sole officer and director since our inception in November 2002. Since March 2000, Mr. Savino has been a consultant, providing company directors and management with advice in the areas of public and media relations. From August 1999 to March 2000, he was an investment advisor with Investors Group, located in Surrey, British Columbia. From October 1991 to December 1994, Mr. Savino was a CAD/CAM engineer for Nippon Mould and Die Technology Co., Ltd., in Hiroshima, Japan. Mr. Savino received an international business diploma from Langara College in April 1998, and completed the Canadian Securities Course in September

1998, and the Conduct Practicing Handbook component of the Canadian Securities Course in January 1999 with the Canadian Securities Institute. In addition, completed the Insurance Council life level 1 course in August 1999 and the certified financial planner level 1 course in October 1999.


         Mr. Savino has not had any professional training or technical credentials in the exploration, development, and operations of metal mines.



                             EXECUTIVE COMPENSATION

         The following table sets forth the remuneration of our sole director and officer for the period from inception through March 31, 2003:

------------------------------------------------------------------------------------------------------------------
                                            CAPACITIES IN WHICH REMUNERATION
           NAME OF INDIVIDUAL                         WAS RECEIVED                       AGGREGATE REMUNERATION
------------------------------------------------------------------------------------------------------------------
              Daniel Savino                      Sole executive officer                           $-0-
------------------------------------------------------------------------------------------------------------------

         We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.


            SECURITY OWNERSHIP OF SELLING SHAREHOLDER AND MANAGEMENT

         The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our sole officer and director:

-------------------------------------------------------------------------------------------------------------------------
                                                      SHARES TO BE OFFERED   SHARES TO BE OWNED    PERCENT OF CLASS(1)<F1>
                                     SHARES OWNED          FOR SELLING       UPON COMPLETION OF    ----------------------
    NAME AND ADDRESS OF OWNER      PRIOR TO OFFERING  SHAREHOLDER'S ACCOUNT       OFFERING          BEFORE       AFTER
                                                                                                   OFFERING     OFFERING
-------------------------------------------------------------------------------------------------------------------------
Ben Kirk (2)<F2>                       5,862,744            5,500,000              362,744          92.1%        5.7%
2050 Nelson Street #2005
Vancouver, B.C. V6G 1N6 Canada
-------------------------------------------------------------------------------------------------------------------------
Daniel Savino (2)<F2>                   500,000                -0-                 500,000           7.9%         --
#207 - 1040 Hamilton Street
Vancouver, B.C.
V6B 2R9 Canada
-------------------------------------------------------------------------------------------------------------------------
------------------

     (1)<F1>   This table is based on 6,362,744 shares of common stock outstanding.
     (2)<F2>   Ben Kirk and Daniel Savino may be deemed to be the promoters of our company.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         On December 31, 2002, we issued 500,000 shares of our common stock to Daniel Savino in consideration for services rendered, valued at $1,666.65.

         As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

   -     any of our directors or officers;
   -     any nominee for election as a director;
   - any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
   - any relative or spouse, or relative of such spouse, of the above referenced persons.


                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share, and up to 1,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

         Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

         In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

         Our articles of incorporation permit the board of directors, without further shareholder authorization, to issue preferred stock in one or more series and to fix the price and the terms and provisions of each series, including dividend rights and preferences, conversion rights, voting rights, redemption rights, and rights on liquidation, including preferences over the common stock, all of which could adversely affect the rights of the holders of the common stock. Our board of directors has not issued nor established a series of preferred stock.


                              PLAN OF DISTRIBUTION

         The selling shareholder may sell some of all of his common stock in one or more transactions, including block transactions:

   o on such public markets or exchanges as the common stock may from time to time be trading;
   o     in privately negotiated transactions;
   o     through the writing of options on the common stock;
   o     in short sales; or
   o     in any combination of these methods of distribution.

         The selling shareholder has set an offering price for these securities of $0.003 per share and an offering period of ___ months from the date of this prospectus.

         The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144.

         In the event of the transfer by the selling shareholder of his shares to any pledgee, donee, or other transferee, we will amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective registration statement in order to name the pledgee, donee, or other transferee in place of the selling shareholder who has transferred his shares.

         The selling shareholder may also sell his shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholder or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling shareholder will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholder, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We can provide no assurance that all or any of the common stock offered will be sold by the selling shareholder.

         If, after the date of this prospectus, the selling shareholder enters into an agreement to sell his shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file a post-effective amendment to the registration statement of which this prospectus is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the registration statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.


         The selling shareholder, Ben Kirk, and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" in connection with such sales.


         We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

         We are paying the expenses of the offering because we seek to: (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the NASD OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of existing shareholder may facilitate the development of a public market in our common stock if our common stock is approved for trading on the NASD OTC Bulletin Board.

         We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. In order for us to continue with our mineral exploration program, we will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

         The selling shareholder must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholder may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, he must comply with applicable law and may, among other things:

   o Not engage in any stabilization activities in connection with our common stock;
   o Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

   o Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.


                          TRANSFER AGENT AND REGISTRAR

         Standard Registrar & Transfer Agency, P.O. Box 14411, Albuquerque, New Mexico 87191, serves as the transfer agent and registrar for our common stock.


                         SEC POSITION ON INDEMNIFICATION

         Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

         The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause Bravo Resources to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because Bravo Resources does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Bravo Resources pursuant to the foregoing provisions, or otherwise, Bravo Resources has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

         Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, CO 80203 will pass upon certain matters relating to the legality of the common stock offered hereby for us.


                                     EXPERTS

         Our financial statements as of March 31, 2003, and for the period from inception to March 31, 2003, of the company included in this prospectus, have been audited by Wheeler Wasoff, P.C., independent certified public accountants, as set forth in its report. The financial statements have been included in reliance upon the authority of Wheeler Wasoff, P.C. as an expert in accounting and auditing.

                              AVAILABLE INFORMATION

         We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

         You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.


                             REPORTS TO STOCKHOLDERS

         As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          INDEX TO FINANCIAL STATEMENTS


                                                                        Page

Independent Auditor's Report                                             F-2

Balance Sheet
   March 31, 2003                                                        F-3

Statement of Operations and Comprehensive Income
   Period from Inception (November 19, 2002) to March 31, 2003           F-4

Statement of Stockholders' Equity
   Period from Inception (November 19, 2002) to March 31, 2003           F-5

Statement of Cash Flows
   Period from Inception (November 19, 2002) to March 31, 2003           F-6

Notes to Financial Statements                                         F-7 - F-12

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
BRAVO RESOURCES LTD.


We have audited the accompanying balance sheet of Bravo Resources Ltd. (a Nevada Corporation) (an exploration stage company) as of March 31, 2003 and the related statements of operations and comprehensive income, stockholders' equity, and cash flows for the period from inception (November 19, 2002) to March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bravo Resources Ltd. as of March 31, 2003 and the results of its operations and its cash flows for the period from inception (November 19, 2002) to March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred losses since inception and has not commenced principal operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                       /s/ WHEELER WASOFF, P.C.

                                       Wheeler Wasoff, P.C.


Denver, Colorado
May 12, 2003

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2003

                                     ASSETS

CURRENT ASSETS
   Cash                                                                         $   16,318
                                                                                ----------
                                                                                $   16,318
                                                                                ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                                        $     4,776
                                                                                -----------

      Total Current Liabilities                                                       4,776
                                                                                -----------

STOCKHOLDERS' EQUITY
   Preferred stock - $.01 par value; authorized - 1,000,000 shares
         Issued - none                                                                    -
   Common stock - $.001 par value; authorized - 50,000,000 shares
         Issued and outstanding - 6,362,744 shares                                    6,363
   Capital in excess of par value                                                    14,846
   (Deficit) accumulated during the development stage                               (10,150)
   Accumulated other comprehensive income                                               483
                                                                                -----------

                                                                                     11,542
                                                                                -----------
                                                                                $    16,318
                                                                                ===========



   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
                    PERIOD FROM INCEPTION (NOVEMBER 19, 2002)
                                TO MARCH 31, 2003





REVENUES                                                           $         -
                                                                   ------------

OPERATING EXPENSES
   General and administrative                                            7,476
   Mineral acquisition and exploration costs                             2,674
                                                                    -----------

NET (LOSS)                                                             (10,150)
                                                                    -----------

OTHER COMPREHENSIVE INCOME
   Foreign exchange translation gain                                       483
                                                                    -----------

COMPREHENSIVE (LOSS)                                                $   (9,667)
                                                                    ===========

NET (LOSS) PER COMMON SHARE
   Basic and Diluted                                                $    (.002)
                                                                    ===========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING -
   Basic and Diluted                                                 6,362,744
                                                                    ===========




   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    PERIOD FROM INCEPTION (NOVEMBER 19, 2002)
                                TO MARCH 31, 2003



                                                                                                 (DEFICIT)
                                                                             CAPITAL IN         ACCUMULATED              OTHER
                                                   COMMON STOCK            EXCESS OF PAR         DURING THE          COMPREHENSIVE
                                                SHARES          AMOUNT         VALUE         DEVELOPMENT STAGE          INCOME

INCEPTION, NOVEMBER 19, 2002                          -       $       -      $     -             $       -             $     -

Sale of common stock for cash, at $.0033
per share                                     5,862,744           5,863        13,680                    -                   -

Issuance of common stock
to officer for services, valued at
$.0033 per share                                500,000             500         1,166                    -                   -

Foreign currency translation                          -               -            -                     -                  483

Net (loss)                                            -               -            -               (10,150)                  -

                                            -----------       ---------      --------            ----------            --------
BALANCE, MARCH 31, 2003                       6,362,744       $   6,363      $ 14,846            $ (10,150)            $    483
                                            ===========       =========      ========            ==========            ========










   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                    PERIOD FROM INCEPTION (NOVEMBER 19, 2002)
                                TO MARCH 31, 2003



CASH FLOWS FROM OPERATING ACTIVITES
   Net (loss)                                                         $ (10,150)
   Adjustment to reconcile net (loss) to net cash (used) by
      operating activities
      Stock issuance for services                                         1,666
   Changes in assets and liabilities
      Increase in accounts payable and accrued expenses                   4,776
                                                                       ---------

   Net cash (used) by operating activities                               (3,708)
                                                                       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net cash (used) in investing activities                                    -
                                                                       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                  19,543
                                                                       ---------

   Net cash provided by financing activities                             19,543
                                                                       ---------

EFFECT OF EXCHANGE RATE ON CASH BALANCE                                     483
                                                                       ---------

NET INCREASE IN CASH                                                     16,318

CASH, BEGINNING OF PERIOD                                                     -
                                                                       ---------

CASH, END OF PERIOD                                                    $ 16,318
                                                                       =========


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

   Stock issued for services                                           $  1,666
                                                                       =========




   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION

         Bravo Resources Ltd. (the Company) was incorporated under the laws of the State of Nevada on November 19, 2002, and is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 (SFAS 7) and a mining company in the exploration stage. The Company's principal activities since inception have been the acquisition of mineral properties in the Province of Quebec, Canada. The Company's fiscal year end is March 31.

         UNDEVELOPED MINERAL PROPERTY

         Undeveloped mineral property consists of mineral claims located in the Province of Quebec, Canada. Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. Such costs and estimated future development costs are amortized using a unit-of-production basis over the estimated life of the ore body. Ongoing development expenditures to maintain production are charged to operations as incurred.


         IMPAIRMENT OF LONG-LIVED ASSETS

         The Company has adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets to be held be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 144 establishes a single auditing model for long-lived assets to be disposed of by sale. The Company has determined that no impairment is required at March 31, 2003.

         INCOME TAXES

         The Company has adopted the  provisions  of SFAS 109,  "Accounting  for
         Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         FOREIGN CURRENCY TRANSLATIONS

         The functional currency of the Company is the Canadian dollar. Transactions denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date. At the balance sheet date, monetary items denominated in Canadian dollars are adjusted to reflect the exchange rate in effect at that time. Exchange gains or losses arising on the translation or settlement of Canadian dollars denominated monetary items are recorded in the accumulated other comprehensive section of Stockholders' Equity.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (LOSS) PER SHARE

         (Loss) per common share is computed based on the weighted average number of common shares outstanding during the periods. All shares issued from inception are considered outstanding for all periods presented.

         CASH EQUIVALENTS

         For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. On occasion, the Company may have cash balances in excess of federally insured amounts.

         SHARE BASED COMPENSATION

         In October 1995, SFAS 123 "Accounting for Stock-Based Compensation" was issued. This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. This statement gives entities a choice of recognizing related compensation expense to employees by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No. 25. The Company has elected to utilize APB 25 for measurement; and will, pursuant to SFAS 123, disclose on a supplemental basis the pro forma effects on net income and earnings per share of using the fair value measurement criteria.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of assets retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosure. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The provisions of SFAS 143 are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

         In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." FASB 4 required all gains or losses from extinguishment of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishment of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

         In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB
         Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock-based compensation using the methods detailed in the stock-based compensation accounting policy, and has adopted the disclosure requirements of SFAS 148.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company since the Company currently has no derivatives or hedging contracts.

         FAIR VALUE

         The carrying amount reported in the balance sheet for cash and accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments.

         CONCENTRATION OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash at one financial institution. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

         COMPREHENSIVE INCOME

         The Company adopted SFAS 130, Reporting Comprehensive Income. SFAS 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. As of March 31, 2003, the Company's comprehensive income, as shown in the Statement of Operations and Comprehensive Income, consists of foreign currency translation adjustments in the amount of $483.

NOTE 2 - BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. As shown in the accompanying balance sheet the Company has accumulated a deficit of $10,150 through March 31, 2003. As of March 31, 2003, the Company has not commenced principal operations. These factors among others, may indicate that the Company may be unable to continue in existence. The Company's financial statements do not include any adjustments related to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The Company's ability to establish itself as a going concern is dependent upon its ability to obtain additional financing, in order to commence exploration activities on its mining property and ultimately, to achieve profitable operations. Management believes that they can be successful in obtaining equity financing which will enable the Company to continue in existence and establish itself as a going concern.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT

NOTE 3 - UNDEVELOPED MINERAL PROPERTY

         In December 2002, the Company entered into an agreement to acquire an 80% net revenue interest in 40 mining claims located in the Otish Mountains in the Province of Quebec. The agreement required a cash payment of $2,000 at signing and work commitments and expenditures as follows:

            o    work commitment to spend $2,550 in phase 1;
            o    work commitment to spend $9,700 in phase 2;
            o    work commitment to spend $35,500 in phase 3;
            o    work commitment to spend $50,000 in phase 4; and
            o maintenance of property in good standing by spending a total of $30,000 and paying a fee of $1,100 before March 21, 2004.

         The Company will obtain title to the claims upon the completion of the work commitments, expenditure of $30,000 and payment of $1,100. The seller retained a 20% carried interest in the claims. As of March 31, 2003, the Company paid $2,000 to the seller.

         No exploration efforts have been conducted on the Company's mineral properties and, accordingly, the ultimate recovery of the Company's investment in mineral properties is dependent upon the discovery of commercially profitable ore reserves through future exploration efforts and the subsequent development or sale of such reserves. As of March 31, 2003, the Company charged to operations the mineral acquisition costs of $2,674 and has not commenced its work commitment, nor expended any funds, for Phase 1.

NOTE 4 - COMMON STOCK

         In December 2002, the Company issued 500,000 shares of its common stock, valued at $1,666 ($.0033 per share), to its President for services rendered.

         In December 2002, the Company sold 5,862,744 shares of its common stock for cash consideration of $19,543 ($.0033 per share), to the founder of the Company.

NOTE 5 - INCOME TAXES

         At March 31, 2003, the Company had a net operating loss carryforward of approximately $2,800 that may be offset against future taxable income through 2023. These carryforwards are subject to review by the Internal Revenue Service.

         The Company has fully reserved the $400 tax benefit of operating loss carryforwards, by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined. The total tax benefit is attributable to 2003.

         Temporary differences between the time of reporting certain items for financial and tax reporting purposes consists primarily of acquisition and exploration costs on undeveloped mineral properties.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT

NOTE 6 - SEGMENT REPORTING

         In June 1997, SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available and that are evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

         As of March 31, 2003, the Company had one operating segment, mineral exploration and development.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          INDEX TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                                                         Page

Balance Sheet
   June 30, 2003                                                         FF-2

Statements of Operations and Comprehensive Income
   Three Months Ended June 30, 2002 and 2003 and Cumulative
   Amounts from Inception to June 30, 2003                               FF-3

Statement of Stockholders' Equity
   Three Months Ended June 30, 2003                                      FF-4

Statements of Cash Flows
   Three Months Ended June 30, 2002 and 2003 and Cumulative
   Amounts from Inception to June 30, 2003                               FF-5

Notes to Financial Statements                                            FF-6

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                                  BALANCE SHEET
                                  JUNE 30, 2003
                                   (UNAUDITED)

                                     ASSETS

CURRENT ASSETS
   Cash                                                              $   14,666
                                                                     ----------

                                                                     $   14,666
                                                                     ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued expenses                             $    9,970
                                                                     ----------

      Total Current Liabilities                                           9,970
                                                                     ----------

STOCKHOLDERS' EQUITY
   Preferred stock - $.01 par value; authorized - 1,000,000 shares
      Issued - none                                                           -
   Common stock - $.001 par value; authorized - 50,000,000 shares
      Issued and outstanding - 6,362,744 shares                           6,363
   Capital in excess of par value                                        14,846
   (Deficit) accumulated during the development stage                   (18,325)
   Accumulated other comprehensive income                                 1,812
                                                                     ----------

                                                                          4,696
                                                                     ----------

                                                                     $   14,666
                                                                     ==========


   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                                                             CUMULATIVE
                                                            THREE MONTHS ENDED              AMOUNTS FROM
                                                                  JUNE 30,                  INCEPTION TO
                                                            2002          2003              JUNE 30, 2003

REVENUES                                                  $     -     $         -            $         -
                                                          --------    ------------           ------------

OPERATING EXPENSES
    General and administrative                                  -           8,175                 15,651
    Mineral acquisition and exploration costs                   -               -                  2,674
                                                          --------    ------------           ------------

NET (LOSS)                                                      -          (8,175)               (18,325)
                                                          --------    ------------           ------------
OTHER COMPRENSIVE INCOME
    Foreign exchange translation gain                           -           1,329                  1,812
                                                          --------    ------------           ------------

COMPREHENSIVE (LOSS)                                      $     -     $    (6,846)           $   (16,513)
                                                          ========    ============           ============


NET (LOSS) PER COMMON SHARE
    Basic and Diluted                                     $     -     $     (.001)           $     (.003)
                                                          ========    ============           ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING -
    Basic and Diluted                                           -       6,362,744              6,362,744
                                                          ========    ============           ============


   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                        THREE MONTHS ENDED JUNE 30, 3003
                                   (UNAUDITED)



                                                                                              (DEFICIT)
                                                                          CAPITAL IN         ACCUMULATED               OTHER
                                                COMMON STOCK             EXCESS OF PAR        DURING THE            COMPREHENSIVE
                                           SHARES          AMOUNT           VALUE          DEVELOPMENT STAGE           INCOME

BALANCE MARCH 31, 2003                   6,362,744       $   6,363        $    14,846         $  (10,150)             $    483

Net (loss)                                       -               -                  -             (8,175)                    -

Foreign currency translation                     -               -                  -                  -                 1,329
                                        ----------       ---------        -----------         -----------             --------
BALANCE, JUNE 30, 2003                   6,362,744       $   6,363        $    14,846         $  (18,325)             $  1,812
                                        ==========       =========        ===========         ===========             ========











   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                                         CUMULATIVE
                                                                           THREE MONTHS ENDED           AMOUNTS FROM
                                                                                 JUNE 30,               INCEPTION TO
                                                                            2002          2003          JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITES
   Net (loss)                                                            $       -     $  (8,175)        $   (18,325)
   Adjustment to reconcile net (loss) to net cash (used) by
      operating activities
      Stock issuance for costs and expenses                                      -             -               1,666
   Changes in assets and liabilities
      (Decrease) increase in accounts payable and accrued expenses               -         5,194               9,970
                                                                         ----------    ----------        ------------

   Net cash (used) by operating activities                                       -        (2,981)             (6,689)
                                                                         ----------    ----------        ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Net cash (used) in investing activities                                       -             -                   -
                                                                         ----------    ----------        ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                          -             -              19,543
                                                                         ----------    ----------        ------------

   Net cash provided by financing activities                                     -             -              19,543
                                                                         ----------    ----------        ------------

EFFECT OF EXCHANGE RATE ON CASH BALANCE                                          -         1,329               1,812
                                                                         ----------    ----------        ------------

NET (DECREASE) INCREASE IN CASH                                                  -        (1,652)             14,666

CASH, BEGINNING OF PERIODS                                                       -        16,318                   -
                                                                         ----------    ----------        ------------

CASH, END OF PERIODS                                                     $       -     $  14,666         $    14,666
                                                                         ==========    ==========        ============


SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

   Stock issued for costs and expenses                                   $       -     $       -         $     1,666
                                                                         ==========    ==========        ============


   The accompanying notes are an integral part of these financial statements.

                              BRAVO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)





NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION

         Bravo Resources Ltd. (the Company) was incorporated under the laws of the State of Nevada on November 19, 2002, and is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 (SFAS 7) and a mining company in the exploration stage. The Company's principal activities since inception have been the acquisition of mineral properties in the Province of Quebec, Canada. The Company's fiscal year end is March 31.


         The financial information as of June 30, 2003 and for the three months ended June 30, 2002 and 2003 is unaudited, but includes all adjustments (consisting of only normal recurring adjustments) that the Company considers necessary for the fair presentation of the financial position and the results of operations and cash flows for those periods. The operating results for the unaudited three-month periods may not be indicative of results that may be expected for the entire fiscal years or annual periods. The Company did not commence operations until November, 2002. Accordingly, no operations are reflected for the three months ended June 30, 2002.


         COMPREHENSIVE INCOME

         The  Company  reports  comprehensive  income,   consisting  of  foreign
         currency items, in a combined statement of operations and comprehensive income.

[OUTSIDE BACK COVER PAGE]

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by Bravo Resources Ltd. or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

         Until ____________________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 78.7502 of the Nevada Revised Statutes and Article VII of our Restated Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Restated Articles of Incorporation filed as Exhibit 2.1 to this registration statement. Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses to be paid by us in connection with the securities being registered are as follows:


                                                                         AMOUNT
Securities and Exchange Commission Registration Fee..................  $      2
Accounting Fees and Expenses.........................................     3,000*
Legal Fees and Expenses..............................................     6,500*
Transfer Agent and Registrar Fees and Expenses.......................       250*
Printing Expenses....................................................       200*
Miscellaneous Expenses...............................................        48*
                                                                      ----------
        Total........................................................  $ 10,000*
--------------
*Estimated amount


ITEM 3.  UNDERTAKINGS.

         Bravo Resources Ltd. hereby undertakes to:

         1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

              ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             iii) Include any additional or changed material information on the plan of distribution.

         2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Bravo Resources in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.


         Bravo Resources Ltd. sold 5,862,744 shares of its common stock in December 2002 to Ben Kirk for cash consideration of $19,542.48, and issued 500,000 shares to Daniel Savino for services valued at $1,666.65. Mr. Savino's services were valued by comparing them to what a third party might charge for similar services. Bravo Resources Ltd. relied upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. Messrs. Kirk and Savino were deemed to be sophisticated with regard in an investment in the registrant. Mr. Savino is the sole officer and director of the Bravo. Mr. Kirk had access to the same kind of information as would be included in a registration statement. No underwriters were used.



ITEM 5.  INDEX TO EXHIBITS.

 REGULATION S-B                                                      CONSECUTIVE
     NUMBER                        EXHIBIT                           PAGE NUMBER

       2.1         Restated Articles of Incorporation*                   N/A

       2.2         Bylaws*                                               N/A

       6.1         Agreement between Kenneth Cabianca and Bravo
                   Resources Ltd. dated December 20, 2002*               N/A

       6.2         Loan commitment letter from Ben Kirk dated
                   June 4, 2003*                                         N/A


       6.3         Letter from Andre M. Pauwels dated August 15, 2003


      10.1 Consent of Dill Dill Carr Stonbraker & Hutchings, P.C. (incorporated by reference to Exhibit 11.1)

      10.2         Consent of Wheeler Wasoff, P.C.


      10.3         Consent of Andre M. Pauwels, P. Geo


      11.1         Opinion Regarding Legality
------------------
*Filed previously

ITEM 6.  DESCRIPTION OF EXHIBITS.

See Item 5 above.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Vancouver, province of British Columbia, on September 12, 2003.

                                       BRAVO RESOURCES LTD.


                                       By:  /s/ DANIEL SAVINO
                                          --------------------------------------
                                               Daniel Savino, President

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                     TITLE                                    DATE

                              President, Secretary, Treasurer
                              and director (principal executive,
/s/ DANIEL SAVINO             financial and accounting officer)       9/12/03
---------------------------                                        -------------
Daniel Savino


















                                      II-3